Filed pursuant to Rule 433
Registration No. 333-139308
Dated June 9, 2011
Province of New Brunswick
(Canada)
US$750,000,000 2.750% Bonds, due June 15, 2018
Final Term Sheet

Issuer:	Province of New Brunswick

Expected Ratings*:	Moody’s: Aa2; S&P: AA-

Title:	2.750% Bonds, Series HD, due June 15, 2018

Format:	SEC Registered Global Offering

Ranking:	Direct, unconditional debt

Size:	US$750,000,000

Trade Date:	June 9, 2011

Settlement Date:	June 16, 2011

Maturity:	June 15, 2018

Interest Payment Dates:	June 15 and December 15 of each year

First Interest Payment Date:	December 15, 2011, short first coupon

Spread to Benchmark Treasury:	T+ 54.55bps

Spread to Mid-Swaps:	+ 35bps

Benchmark Treasury:	2.375% due 5/31/2018

UST Spot/Yield:	100-25+ /2.251%

Yield to Maturity:	2.797%

Coupon:	2.750% payable semi-annually

*	A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

Price:	99.703% plus accrued interest, if any, from June 16, 2011

Day Count:	30/360

Minimum Denominations:	US$5,000 and integral multiples of US$1,000 for amounts in excess of US$5,000

Joint Lead Managers:	BofA Merrill Lynch CIBC RBC Capital Markets

Co-managers:	National Bank of Canada Financial Scotia Capital TD Securities BMO Capital Markets

Cusip#/ISIN#:	642869 AC5/US642869AC54

Listing:	Admission to UKLA’s Official List and to trading on London Stock Exchange’s regulated market may be completed following settlement.

Governing Law:	Province of New Brunswick and Canada.

Prospectus and Prospectus Supplement:	Prospectus dated as of December 15, 2006 and Preliminary Prospectus Supplement dated as of June 9, 2011

http://www.sec.gov/Archives/edgar/data/862406/000095012311057755/o71608e424b2.htm

United States Taxation:	Notwithstanding any express limitation to the contrary, the discussion in the Prospectus describes the material United States federal income tax considerations regarding the purchase, ownership and disposition of the Bonds to U.S. Holders (as defined in the Prospectus) who are initial purchasers of Bonds purchasing Bonds at the price set forth in this term sheet, even though the Bonds are issued with de minimis original issue discount.

Recent developments: Certain U.S. Holders who are individuals, estates or trusts are required to pay an additional 3.8% tax on, among other things, interest and capital gains for taxable years beginning after December 31, 2012. In addition, certain U.S. Holders who are individuals that hold certain foreign financial assets (which may include the Bonds) are required to report information relating to such assets, subject to certain exceptions. U.S. Holders should consult their tax advisors regarding the effect, if any, of these requirements on their ownership and disposition of the Bonds.

Stabilization:	Reg M/FSA Rules

Legends:	This communication is intended for the sole use of the person to whom it is provided by us.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling toll-free to Merrill Lynch, Pierce, Fenner & Smith Incorporated at 1-800-294-1322, CIBC World Markets Corp. at 1-800-282-0822 or RBC Capital Markets, LLC at 1-866-375-6829.

European Economic Area Legends:	If and to the extent that this announcement is communicated in, or the offer of the Bonds to which it relates is made in, any European Economic Area Member State that has implemented Directive 2003/71/EC (and amendments thereto, including Directive 2010/73/EU, to the extent implemented in that Member State and including any relevant implementing measure in that Member State) (the “Prospectus Directive”) (other than the United Kingdom, once the UKLA Prospectus as defined below has been approved by the Financial Services Authority), this announcement and the offer are only addressed to and directed at persons in that Member State who are qualified investors as defined in the Prospectus Directive (or who are other persons to whom the offer may lawfully be addressed) and must not be acted upon by other persons in that Member State.

This document does not constitute or form part of any offer or invitation to sell these Bonds and is not soliciting any offer to buy these Bonds in any jurisdiction where such offer or sale is not permitted.

This document is, for the purposes of Article 15 of the Prospectus Directive, not a prospectus but an advertisement, and investors in the European Economic Area should not subscribe for or purchase these Bonds once admitted to trading on the London Stock Exchange plc’s Regulated Market except on the basis of information in the UKLA Prospectus (as defined below). The Province intends to file a single prospectus (the “UKLA Prospectus”) pursuant to Section 5.3 of the Prospectus Directive with the Financial Services Authority in its capacity as competent authority under the Financial Services and Markets Act 2000, as amended, for the purpose of having these Bonds admitted to trading on the London Stock Exchange plc’s Regulated Market as soon as possible after closing of this issue. Once approved, the UKLA Prospectus will be published in accordance with the Prospectus Directive and investors will be able to view the UKLA Prospectus on the website of the Regulatory News Service operated by the London Stock Exchange at http://www.londonstockexchange.com/exchange/prices-and-news/market-news/market-news-home.html under the name “Province of New Brunswick” and the headline “Publication of Prospectus” and investors will be able to obtain copies without charge from the office of the Department of Finance, Treasury Division, 670 King Street, Room 376, Fredericton, New Brunswick, Canada E3B 5H1. As from the date the UKLA Prospectus is published, investors in the European Economic Area should refer to the UKLA Prospectus and not to this advertisement for the purpose of considering whether to subscribe for or purchase any bonds.

This announcement is only being distributed to and is only directed at (i) persons who are outside the United Kingdom or (ii) to investment professionals falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (the “Order”) or (iii) high net worth entities, and other persons to whom it may lawfully be communicated, falling within Article 49(2)(a) to (d) of the Order (all such persons together being referred to as “relevant persons”). The Bonds are only available to, and any invitation, offer or agreement or subscribe, purchase or otherwise acquire such Bonds will be engaged in only with, relevant persons. Any person who is not a relevant person should not act or rely on this document or any of its contents.

Other:	ANY DISCLAIMERS OR OTHER NOTICES THAT MAY APPEAR BELOW ARE NOT APPLICABLE TO THIS COMMUNICATION AND SHOULD BE DISREGARDED. SUCH DISCLAIMERS OR OTHER NOTICES WERE AUTOMATICALLY GENERATED AS A RESULT OF THIS COMMUNICATION BEING SENT VIA BLOOMBERG OR ANOTHER EMAIL SYSTEM.